

Mail Stop 4628

November 16, 2017

Via Email
Ms. Sherri A. Brillon
Chief Financial Officer
Encana Corporation
Suite 4400, 500 Centre Street S.E.
P.O. Box 2850
Calgary, Alberta, Canada T2P 2S5

> **Re: Encana Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 27, 2017**
> **Response dated September 28, 2017**
> **File No. 001-15226**

Dear Ms. Brillon:

We have reviewed your September 28, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 14, 2017 letter.

Form 10-K for Fiscal Year Ended December 31, 2016

Business and Properties, page 6

Proved Undeveloped Reserves, page 18

1.   We note the discussion provided in your response to comment 2 of the factors that impacted your progress during 2016 in converting proved undeveloped reserves to proved developed reserves. Please note that Item 1203(c) of Regulation S-K requires that a similar discussion be incorporated into your annual filing on Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Non-GAAP Measures, page 71

2.   We note from your response to prior comment 5 that you believe the title of Corporate Margin is not commonly used and is not a standardized measure and therefore, would not be viewed as a substitute or confused with a GAAP measure. However, we believe that your presentation does not comply with Item 10(e)(1)(ii)(E) of Regulation S-K, which prohibits using titles for non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Accordingly, please revise the title Corporate Margin to provide a more appropriate description of this measure.

Note 27. Supplementary Oil and Gas Information (unaudited), page 125

Proved Oil and Gas Reserves, page 125

3.   We have read your response to comment 3. Please confirm that you will expand your disclosure regarding changes in previous estimates in future filings accordingly.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page 127

4.   Your response to comment 11 indicates that "for producing wells relating to U.S. properties, abandonment and reclamation costs are removed and replaced, at the corporate level, by the asset retirement obligation" in order to align with the approach taken for the Company's Canadian properties. Please explain to us the nature and magnitude of the difference between the costs relating to the asset retirement obligation used in the calculation of the standardized measure and the abandonment and reclamation costs noted in your response that were replaced but not otherwise used. Also clarify for us if this adjustment was limited to proved developed producing properties, and if so, why.

Form 8-K Filed November 8, 2017

Exhibit 99.1

Note 1: Non-GAAP measures, page 4

5.   We note that current and/or forward-looking information is provided for Non-GAAP Free Cash Flow, Non-GAAP Corporate Margin, Return on Capital Employed (ROCE), and Net Debt to Adjusted EBITDA without reconciliation to the most directly comparable GAAP measure. Tell us how you considered Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance & Disclosure Interpretations.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources